UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 15, 2018

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware		32-0487554
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On November 15, 2018, we issued an offering overview discussing our financial results for the quarter ended September 30, 2018. The text of the offering overview is set forth below.

Q3 2018*

MOGULREIT I

OFFERING OVERVIEW	TOTAL INVESTMENT VALUE1	$41,266,958
	TOTAL ASSET VALUE2	$195,905,000
	NUMBER OF INVESTMENTS	14
MogulREIT I is a public, non-traded REIT, focused on providing	WEIGHTED AVERAGE INVESTMENT TERM	49 Months
monthly income to investors through debt and equity investments	ANNUALIZED DISTRIBUTION RATE3	8.0%
in a diversified pool of commercial real estate property types
including multifamily, retail, office, and industrial.	DISTRIBUTION FREQUENCY	Monthly

KEY OBJECTIVES	TAX REPORTING FORM	1099-DIV

 To pay attractive and consistent cash distributions; and

 To preserve, protect, increase and return your capital contribution.

PORTFOLIO STATISTICS 4

*All data as of September 30, 2018.

1	Aggregate value of all underlying investments in MogulREIT I, LLC based on the current outstanding investment amount, including outstanding cash.
2

Aggregate value of all underlying properties in MogulREIT I, LLC based on appraisals dated within 6 months of the original acquisition by Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable.

3

MogulREIT I has consistently declared distributions on a monthly basis since it started its operation. All distributions equate to approximately 8.0% on an annualized basis based upon the historical NAV. The annualized distribution rate is not a guarantee or projection of future distributions and may not recur.

4	Based on the current outstanding investment amount.

INVESTMENT ACTIVITY

Distributions

All monthly distributions declared during the third quarter of 2018, in addition to all distributions declared and paid since the REIT began its operation, equate to approximately 8.00% on an annualized basis based upon the historical NAV.

The annualized distribution rate is not a guarantee or projection of future distributions, and the board of directors may in the future declare lower distributions or no distributions at all for any given period. While the board of directors is under no obligation to do so, the annualized distribution rate assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.

Portfolio Overview

INVESTMENT		LOCATION	PROPERTY TYPE	INVESTMENT TYPE	WEIGHT
	2395 29th Ave	San Francisco, CA	Multifamily	Senior Debt	14%
	378 Moss St	Chula Vista, CA	Multifamily	Senior Debt	11%
	Corona Marketplace	Corona, CA	Retail	Mezzanine Debt	11%
	Parkway Plaza	San Antonio, TX	Office	Mezzanine Debt	10%
	Texas Retail Portfolio	Multiple Cities, TX	Retail	Preferred Equity	10%
	Highland Place	Centennial, CO	Office	Mezzanine Debt	7%
	Orange Tree Village	Tucson, AZ	Multifamily	Preferred Equity	7%
	Synchrony Financial Office	Canton, OH	Office	Preferred Equity	4%
	Harbor Hills Plaza	La Habra, CA	Retail	Preferred Equity	6%
	Amerigroup HQ	Virginia Beach, VA	Office	Preferred Equity	5%

INVESTMENT ACTIVITY (CONT.)

Portfolio Overview (Cont.)

INVESTMENT		LOCATION	PROPERTY TYPE	INVESTMENT TYPE	WEIGHT
	JADAK HQ	Syracuse, NY	Flex	Pensacola, FL	4%
	Northside at Johns Creek	Suwanee, GA	Office	Senior Debt	4%
	Crossroads South	Jonesboro, GA	Retail	Pensacola, FL	4%
	Pensacola Marketplace	Pensacola, FL	Retail	Mezzanine Debt	4%

Completed Investment Highlight

ANIMAS FLEX

On September 18, 2018, the real estate company under the preferred equity investment we acquired on January 11, 2017 relating to the acquisition of the Animas Building, a 111,451 square foot office/warehouse/ production property located in West Chester, Pennsylvania, paid off the balance in full in the amount of $873,832, which included $869,521 in outstanding principal plus $4,311 in accrued interest through September 18, 2018.

The property was 100% leased to Animas Corporation, its sole tenant, through 2021 under a triple-net lease. Animas Corporation designs, develops and distributes insulin pumps to individuals with diabetes, and was acquired by Johnson & Johnson in 2006 for over $500,000,000.

On October 5, 2017, Animas Corporation announced that it would discontinue the production of insulin pumps. Shortly thereafter, the real estate company alerted our Manager that Animas Corporation would be vacating by December 31, 2018. In order to mitigate the risks associated with re-tenanting the building and limit potentially negative exposure, our Manager determined that the best course of action for investors was to exit the investment on the condition that the full principal and all accrued interest was paid through the exit date. We are proud of the work of our asset management team on this investment.

MARKET OVERVIEW AND PORTFOLIO UPDATES

GDP GROWTH

On a macroeconomic level, GDP is one of the primary indicators used to gauge the economic health of a country as it measures economic production and growth. As depicted in the chart to the right from the U.S. Bureau of Economic Analysis, GDP experienced a second straight quarter of greater than 3.5% growth, primarily due to an increase in consumer spending, which comprises approximately 70% of GDP.

EMPLOYMENT GROWTH

Job growth has also remained strong, and unemployment rates are at their lowest levels in a decade, ending Q3 2018 at 3.7%, a decrease of 0.3% from Q2 2018. We believe that this is one of the most important macroeconomic indicators for real estate as it contributes to Federal Reserve monetary policy, and it is one of the foundations of our positive near-term outlook.

RISK MITIGATION

One of the drawbacks of high real GDP growth may be an increase in inflation, which would partially offset gains as the dollar becomes less valuable. The U.S. Bureau of Labor Statistics’ Consumer Price Index, or CPI, measures the price changes in consumer goods and services. As indicated in the chart to the right, CPI has been steadily increasing since June 2014.

MARKET OVERVIEW AND PORTFOLIO UPDATES (CONT.)

POTENTIAL CONSEQUENCES OF

CONTINUED GROWTH

Though a high GDP and rising CPI indicate an expanding economy, in order to curb excessive inflation, the Federal Reserve has increased the federal funds rate, the rate banks charge each other for overnight loans, three times in 2017 and three times in 2018. As depicted in the graph to the right, the Federal Reserve left rates at or near zero for almost six years as the economy recovered from the Great Recession. We believe that the interest rate hikes indicate that the Federal Reserve is confident in the U.S. economy.

CAPITAL MARKET

From a capital markets perspective as it relates to MogulREIT I investments, a rising interest rate environment means that future borrowing will be more expensive. As a result, there has been a recent tightening in small balance lending, the sub-$5,000,000 lending space on which MogulREIT I focuses its investments. While 2017 was a strong year for small balance loan originations, according to Boxwood Means, Q1 2018 had the lowest quarterly volume of originations in four years, and originations have been trending downward since Q4 2016. While SBL originations are still on pace for a robust $200 million of production, the tightening environment may lead to more competition for individual loans.

Although small-cap CRE price gains decelerated year-over-year as of January 2018, according to Boxwood Means, they rebounded nicely in the following quarter, once again surpassing the year-over-year growth of the RCA core real estate benchmark. While large-cap CRE prices appear to have peaked, having leveled off over the past two years, we are encouraged by the growth in the small-cap space.

SBL ORIGINATIONS TREND

Loan Volume ($B)
10-Year Treasury Rate (right axis)
70
60
50
40
30
20
10
0
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2012 Q1
2012 Q2
2012 Q3
2012 Q4
2013 Q1
2013 Q2
2013 Q3
2013 Q4
2014 Q1
2014 Q2
2014 Q3
2014 Q4
2015 Q1
2015 Q2
2015 Q3
2015 Q4
2016 Q1
2016 Q2
2016 Q3
2016 Q4
2017 Q1
2017 Q2
2017 Q3
2017 Q4
2018 Q1

Source: Boxwood Means, LLC, FRB

NATIONAL PRICE TREND COMPARISON | % Annual Change

Boxwood SCPI
RCA CPPI–Core Comm.
12-Month Change
15
10
5
0
-5
-10
-15
-20
-25
2008.01
2008.04
2008.07
2008.10
2009.01
2009.04
2009.07
2009.10
2010.01
2010.04
2010.07
2010.10
2011.01
2011.04
2011.07
2011.10
2012.01
2012.04
2012.07
2012.10
2013.01
2013.04
2013.07
2013.10
2014.01
2014.04
2014.07
2014.10
2015.01
2015.04
2015.07
2015.10
2016.01
2016.04
2016.07
2016.10
2017.01
2017.04
2017.07
2017.10
2018.01
2018.04

Source: Boxwood Means, LLC; RCA

MARKET OVERVIEW AND PORTFOLIO UPDATES (CONT.)

EFFECTS ON CAP RATE

In a rising interest rate environment, one might expect to see cap rates rise with interest rates as valuations decrease due to the increased financing costs; however, as interest rates have risen over the past two years, cap rates have decreased. According to CBRE’s Cap Rate Survey for H1 2018, cap rates have decreased year-over-year for all sectors aside from retail and suburban office despite a narrowing spread against the 10-year treasury.

As cap rates have continued to fall leading to higher valuations, we believe that the economy may be near the top of the market. Despite this sentiment, we believe that MogulREIT I can differentiate itself as an investment vehicle as we rely on our stringent underwriting and pipeline of investments generated by our proprietary technology to continue to source deals that are in the best interests of our investors.

Property Sector and Segment	H1 2018	H2 2017	Change (bps)	Spread Over 10-Year Treasury (bps) H1 2018	 H2 2017
Office - CBD	6.63	6.64	-2	378	424
Office - Suburban	7.91	7.88	3	506	548
Industrial	6.42	6.51	-10	357	411
Retail - Neighborhood/Community*	7.41	7.32	9	456	492
Retail - Power	8.23	7.97	26	538	557
Retail - High Street	4.77	4.67	10	192	227
Multifamily - Infill	5.21	5.23	-2	236	283
Multifamily - Suburban	5.53	5.59	-6	268	319
Hotel - CBD	7.94	7.97	-3	509	557
Hotel - Suburban	8.48	8.53	-5	563	613

SUB-REGION SPOTLIGHT

MogulREIT I has four investments located in the Pacific sub-region, specifically Corona Marketplace, 378 Moss Street, 2395 29th Avenue and 1450 - 1460 South Harbor Boulevard.

PROPERTY	DATE	ASSET TYPE	PRODUCT	CITY	STATE	TERM	INTEREST RATE	BALANCE AT ORIGINATION	% OF REIT
Corona Marketplace	8/17/17	Retail	Mezz Debt	Corona	CA	84 mo.	14%	$3,549,300	10.6%
378 Moss Street	11/15/17	Multifamily	Debt	Chula Vista	CA	24 mo.	8.5%	$3,575,000	10.7%
2395 29th Ave	2/16/18	Multifamily	Debt	San Francisco	CA	36 mo.	8%	$4,750,000	14.2%
1450-1460 S Harbor Blvd	3/16/18	Retail	Pref Equity	La Habra	CA	24 mo.	14%	$1,900,000	5.7%
							10.5%	$13,774,300	41.2%

MARKET OVERVIEW AND PORTFOLIO UPDATES (CONT.)

SUB-REGION SPOTLIGHT (CONT.)

Through Q2 2018, overall investment volume where these assets are located, Greater Los Angeles, San Francisco Bay Area and San Diego, is the 2nd, 3rd and 13th greatest in the nation respectively. As of Q3 2018, the NCREIF Property Index reported a 9.55% return for properties in this sub-region over the past year, composed of 4.95% asset appreciation and 4.44% income. The total annual return dropped by 16 basis points quarter-over-quarter, primarily due to a decrease of 14 basis points for the appreciation component. Despite such decrease within the Pacific sub-region itself, it has maintained a total annual return that is 2.2% higher than the next highest sub-region. Similarly, for the second straight quarter, the appreciation component of the Pacific sub-region was 2.6% higher than the next highest sub-region, which we believe indicates that the region is not only outperforming from an overall returns perspective, but also from a growth perspective.

In addition to strong overall returns, properties located in the Pacific sub-region also outperformed other sub-regions when analyzed by individual asset type, specifically retail and multifamily. For the retail assets, neighborhood centers in the Pacific sub-region have averaged a 7.3% return over the past year, trailing only comparable properties in the Mountain sub-region. To be sure, as a whole, the Mountain sub-region had the highest total quarter-over-quarter increase in appreciation. Community centers located in the Pacific sub-region have averaged 6.3% returns over the past year, surpassing both the Southeast and Mideast sub-regions as the top performing sub-region over a one-year period.

Corona Marketplace, Corona, CA

MARKET OVERVIEW AND PORTFOLIO UPDATES (CONT.)

SUB-REGION SPOTLIGHT (CONT.)

Similarly, Pacific multifamily properties have also excelled relative to other sub-regions. Garden-style apartments have averaged 10.1% returns over the past year, trailing only the Mountain sub-region. Low-rise apartment communities have averaged 7.3% returns over the past year, the highest in the nation.

As we seek optimal risk-adjusted returns for our investors, the strong metrics in the Pacific sub-region have guided our investment strategy. While we are not limited to investments in this location, we are encouraged by the continued strong sub-region metrics since these investments were acquired as justification for our investment methodology.

CLOSING REMARKS

As we believe we are closer to the top of the market than the bottom of the market, we continue to underwrite conservatively to provide optimal downside protection for our investors. We believe that the current commercial real estate and lending environment provides MogulREIT I ample opportunity for investment.

378 Moss Street, Chula Vista, CA 2395 29th Ave, San Francisco, CA

DISTRIBUTION SUMMARY

NET ASSET VALUE (NAV)

PRICE PER SHARE $10.00	NAV PER SHARE (ON 9/30/18) $9.70

NAV is calculated on a quarterly basis by taking the total value of our assets less the total value of our liabilities, divided by the number of shares outstanding.

Offering costs can be up to 3.0% of the purchase price. Based on a successful raise, the REIT would ultimately incur the full 3.0%, resulting in a full $0.30 reduction to the $10.00 purchase price and a NAV per share of $9.70.

Investors should reasonably expect the future NAV per share to fully reflect the 3.0% offering costs.

Copyright © 2018 RM Adviser, LLC, All rights reserved.

Previous Updates

Please follow the below links to access updates for descriptions of other investments in prior quarters.

Q2 2018 Investor Letter

Q1 2018 Investor Letter

Q4 2017 Investor Letter

Q3 2017 Investor Letter

Q2 2017 Investor Letter

Q1 2017 Investor Letter

Q4 2016 Investor Letter

We remain excited about all that 2018 has in store for MogulREIT I and our investors. We continue to expand our real estate, technology and investor relations teams and look forward to bringing even more exclusive, highly vetted deals to our clients. We hope you will join us in your pursuit of building wealth as we continue to source institutional quality real estate investments on behalf of discerning investors.

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman

Jilliene Helman

CEO, RM Adviser, LLC

CEO, Realty Mogul, Co.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT I, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and Secretary

Date:	November 19, 2018